EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 4, 2009, except for the retrospective adjustments described in Note 2, as to which the date is June 1, 2009, with respect to the consolidated financial statements and schedules of Alesco Financial Inc., and to the use of our report dated March 4, 2009 with respect to the effectiveness of internal control over financial reporting of Alesco Financial Inc., each included in the proxy statement/prospectus of Alesco Financial Inc. that is made a part of this Registration Statement (Form S-4) of Alesco Financial Inc. for the registration of 4,628,151 shares of its common stock.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania

June 1, 2009